UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Incentive Plan

SIGNATURES

Fiat Incentive Plan

The Board of Directors of Fiat S.p.A. met today to discuss the procedures for implementation of the incentive plan authorized by the Stockholders Meeting of May 3, 2006. On the basis of the recommendation of the Nominating and Compensation Committee and in view of current capital market conditions, the Board approved a stock options plan as a replacement for the plan originally envisaged.

With this resolution, the Board confirmed the importance of a greater involvement of executives who hold key positions in pursuing objectives relating to the Company’s and Group’s operating performance, in order to promote retention and align their interests with those of stockholders.

The incentive plan - which will be submitted, pursuant to Article 114 bis of the Consolidated Law on Financial Intermediation, to the Stockholders’ Meeting of the Company that will be called to approve the 2006 Financial Statements - will have a duration of eight years, with a four years lock up period , and will be based on a maximum of 20 million underlying Fiat ordinary shares (50% representing newly issued shares and 50% outstanding shares) offered at a strike price of € 13.37, equal to the arithmetical average of the official prices posted on the Borsa Italiana S.p.A.’s market in the past thirty days.

The stock options have a four-year vesting period in equal annual quotas.

Grantees of the plan are the Chief Executive Officer of Fiat S.p.A. Sergio Marchionne, for 10 million stock options corresponding to an equal number of ordinary shares, and for an additional 10 million stock options, more than 300 executives who have a significant impact on business results. According to the specific provisions of the plan, the granting of the stock options and their exercise is predicated in large measure on the achievement of predetermined financial targets by the Group in the 2007-2010 period.

The Board therefore exercised the powers granted to it pursuant to Article 2443 of the Italian Civil Code for the capital increase to service the incentive plan. The capital increase is reserved to employees of the Company and/or its subsidiaries, within a limit of 1% of the capital stock, i.e. for a maximum of 50,000,000 (fifty million) euros through the issue of a maximum of 10,000,000 (ten million) ordinary shares with a par value of 5 (five) euros each, corresponding to 0.78% of the capital stock and 0.92% of the ordinary capital, at the abovementioned price of € 13.37. Execution of this capital increase is subject to the approval by the Stockholders Meeting of the incentive plan and the satisfaction of its conditions. The remainder of the plan will be covered by shares previously issued to be purchased over the duration of the plan in accordance with the law.

Turin, November 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney